NO Act

P.E.
01/14/2013



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
FEB 08 2013
Washington, DC 20549




13000320

February 8, 2013

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 2/8/13

Thomas S. Moffatt
CVS Caremark Corporation
tsmoffatt@cvs.com

Re: CVS Caremark Corporation
Incoming letter dated January 14, 2013

Dear Mr. Moffatt:

This is in response to your letter dated January 14, 2013 concerning the shareholder proposal submitted to CVS by William Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 8, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: CVS Caremark Corporation
Incoming letter dated January 14, 2013

The proposal requests that the board take the steps necessary so that each voting requirement in CVS's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement of a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by CVS seeking approval to amend CVS's certificate of incorporation. You also represent that the proposal would directly conflict with CVS's proposal. You indicate that inclusion of the proposal and CVS's proposal in CVS's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.




Thomas S. Moffatt
Vice President, Corporate Secretary and Assistant General Counsel
One CVS Drive
Woonsocket, Rhode Island 02895
T: 401.770.5409
F: 401.216.3758
E: tsmoffatt@cvs.com

January 14, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Re: Shareholder Proposal of Mr. William Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (the "Company" or "CVS Caremark"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am filing this letter with respect to the shareholder proposal and supporting statement submitted by Mr. William Steiner (the "Proponent"), on December 3, 2012 (the "Shareholder Proposal") for inclusion in the proxy materials that CVS Caremark intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials"). I hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, CVS Caremark omits the Shareholder Proposal from its 2013 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before CVS Caremark files its definitive 2013 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Shareholder Proposal from its 2013 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Shareholder Proposal to be proper.

The Shareholder Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Shareholder Proposal and other correspondence is attached to this letter as Exhibit A.

Statement of Reasons to Exclude

The Company believes that the Shareholder Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(9) because it will directly conflict with one of the Company's own proposals to be submitted to shareholders at the same meeting. The Commission has indicated that the Company's proposal need not be "identical in scope or focus for the exclusion to be available." *Exchange Act Release No. 34-40018 (May 21, 1998).*

The Shareholder Proposal implicates only two provisions in the Company's Amended and Restated Certificate of Incorporation (the "CVS Caremark Charter"), and it does not implicate any provisions in the Company's By-laws. The first implicated provision in the CVS Caremark Charter is the so-called "fair price" provision in Article Fifth of the CVS Caremark Charter (the "Fair Price Provision"). Currently, the Fair Price Provision requires the affirmative vote of at least 66 2/3% of the outstanding common stock to approve any "Business Combination" (as defined in the CVS Caremark Charter; such as any merger, consolidation, sale or lease of a substantial amount of the assets of the Company; issuance of securities; or any loan or guarantee) that involves a Related Person (defined as a person other than the Company or a wholly owned subsidiary that beneficially owns an aggregate of 10% or more of the outstanding voting stock of the Company, or an affiliate or associate of any such person), unless the transaction is approved by the Continuing Directors or certain fair price conditions are satisfied.

The second implicated provision in the CVS Caremark Charter is that the affirmative vote of at least 66 2/3% of the outstanding shares of voting stock is required to amend, alter or repeal the Fair Price Provision.

The Company intends to submit a management proposal in its 2013 Proxy Materials addressing the Fair Price Provision. The management proposal will ask shareholders to approve an amendment to the CVS Caremark Charter (the "Company Proposal") to replace both of the aforementioned 66 2/3% shareholder voting thresholds with thresholds requiring the affirmative approval of a majority of voting shares outstanding.

The Company Proposal and the Shareholder Proposal would present alternative and conflicting decisions for shareholders because they would apply different voting thresholds for the same provision. The Company Proposal would reduce the Fair Price Provision's current 66 2/3% thresholds and would set the thresholds at "majority of voting shares outstanding," which directly conflicts with the Shareholder Proposal's request to set the thresholds at a "simple majority."

Where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, and submitting both matters for shareholder vote could produce inconsistent and ambiguous results, the Staff has permitted exclusion of the shareholder proposal under Rule 14a-8(i)(9). The Staff has previously concurred in the exclusion of shareholder proposals requesting the adoption of simple majority voting when the company represents that it will seek shareholder approval of an amendment to reduce provisions containing supermajority thresholds to "a majority of shares outstanding." *See, e.g., Alcoa Inc.* (January 6, 2012); *Del Monte Foods Co.* (June 3, 2010); *Caterpillar Inc.* (March 30, 2010); *Allergan Inc.* (Feb. 22, 2010); *The Walt Disney Company* (November 16, 2009, *recon. denied* December 17, 2009). Similarly, the Staff has agreed that companies may exclude shareholder proposals that requested the adoption of simple majority voting when a company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%. *H.J. Heinz Company* (April 23, 2007).

If both the Shareholder Proposal and the Company Proposal were included in the 2013 Proxy Materials, the confusion caused could easily lead to a vote result that is not necessarily representative of the views of shareholders, and a situation in which the Company would be unsure on how to implement the wishes of its shareholders. For example, if the CVS Caremark shareholders were to approve both proposals, it would be unclear to the Company which voting threshold the Company should adopt for the Fair Price Provision.

As described above in this letter, CVS Caremark's determination to ask shareholders to approve the Company Proposal is substantially similar to the facts presented in prior no-action requests for which the Staff has permitted exclusion of a conflicting shareholder proposal. The Shareholder Proposal and the Company Proposal directly conflict, and if both were included in the 2013 Proxy Materials, would present different and directly conflicting decisions for shareholders on the same subject matter at the same shareholder meeting.

Based on the foregoing, the Company believes that the Shareholder Proposal may properly be excluded from its 2013 Proxy Materials under Rule 14a-8(i)(9).

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the Shareholder Proposal from the 2013 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action. Please call the undersigned at (401) 770-5409 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Tom Moffatt
Vice President, Corporate Secretary &
Asst. General Counsel – Corporate Services

Attachment

cc w/ att: Messrs. William Steiner/John Chevedden
Ms. Ning Chiu (Davis Polk & Wardwell)

EXHIBIT A

Moffatt, Thomas S.

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Monday, December 03, 2012 4:50 PM
To:	Lankowsky, Zenon P.
Cc:	Moffatt, Thomas S.
Subject:	Rule 14a-8 Proposal (CVS)``
Attachments:	CCE00013.pdf

Mr. Lankowsky,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. David W. Dorman
Chairman of the Board
CVS Caremark Corporation (CVS)
One CVS Dr
Woonsocket RI 02895
Phone: 401 765-1500

Dear Mr. Dorman,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

10-17-12
Date

cc: Zenon P. Lankowsky <zplankowsky@cvs.com>
Corporate Secretary
FX: 401-216-3758
FX: 401-765-7887
Thomas Moffatt <TSMoffatt@cvs.com>
Assistant Secretary

[CVS: Rule 14a-8 Proposal, December 3, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2005 – 8 consecutive years with "High Governance Risk." Also "High Concern" in Executive Pay – $17 million for our CEO Larry Merol. Our former CEO, Thomas Ryan, received a lump sum distribution of SERP benefits worth a cool $58 million and had over $84 million in non-qualified deferred pay.

GMI also cited the market-priced stock options for our highest paid executives that could provide rewards due to a rising market alone, regardless of an executive's job performance. Our highest paid executives were given cash-based long-term incentive pay that did nothing to link their job performance with long-term shareholder value.

Perhaps the chairman of our executive pay committee, David Brown, can explain this at our annual meeting. Marian Heard was also on our executive pay committee and brought experience from the FleetBoston board, which approved a major round of executive pay while FleetBoston was under investigation by regulators for multiple instances of improper activity. Marian Heard was also on our nomination committee and so was Lance Piccolo, involved with the Chemtura Corporation bankruptcy. Kristen Gibney Williams, on our audit committee, was an inside-related director.

Ms. Heard, an inside-related director, also had 13-years tenure. Director independence erodes after 10-years. GMI said long-tenured directors can form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our audit, executive pay and nomination committees.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Simple Majority Vote Right – Proposal 4*

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

Moffatt, Thomas S.

From: Moffatt, Thomas S.
Sent: Monday, December 03, 2012 5:00 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (CVS)``

Dear Mr. Chevedden:

Please be advised that Mr. Lankowsky retired at the end of last year. I am now the Corporate Secretary of CVS Caremark Corporation.

Please forward Mr. Steiner's proof of ownership of CVS Caremark stock at your earliest convenience.

Tom

Tom Moffatt | CVS Caremark | Vice President, Corporate Secretary & Asst. General Counsel - Corporate Services | phone: 401-770-5409 | fax: 401-216-3758 | One CVS Drive, Woonsocket, RI 02895 | thomas.moffatt@cvscaremark.com

---

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 03, 2012 4:50 PM
To: Lankowsky, Zenon P.
Cc: Moffatt, Thomas S.
Subject: Rule 14a-8 Proposal (CVS)``

Mr. Lankowsky,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Moffatt, Thomas S.

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Friday, December 14, 2012 10:31 PM
To:	Moffatt, Thomas S.
Subject:	Rule 14a-8 Proposal (CVS) tdt
Attachments:	CCE00013.pdf

Mr. Moffatt,
Attached is rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know on Monday whether there is any question.
Sincerely,
John Chevedden
cc: William Steiner



December 13, 2012

William Steiner

FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear William Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is confirmation that you have continuously held the following securities in the TD Ameritrade Clearing, Inc. DTC #0188 account ending in ***FISMA & OMB Memorandum M-07-16*** since October 1, 2011.

Symbol	Stock	# of Shares
MRK	Merck & Co	13,700
CVS	CVS Caremark	8,500

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Trevor Lieberth
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

Post-it® Fax Note 7671	Date 12-14-12	# of pages ▸
To Thomas Moffatt	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 401-216-3758	Fax #	

10825 Farnam Drive, Omaha, NE 68154